[THE ADAMS EXPRESS COMPANY LETTERHEAD]

September 27, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Adams Express Company

Preliminary Proxy Materials

Ladies and Gentlemen:

We have filed electronically today amended preliminary proxy materials for our special meeting of stockholders to be held on November 7, 2006. The definitive proxy materials are intended to be released to security holders beginning on or about October 4, 2006.

Sincerely,

/s/ Lawrence L. Hooper, Jr.
Lawrence L. Hooper, Jr. Vice President, General Counsel and Secretary The Adams Express Company Seven St. Paul Street Baltimore, Maryland 21202 (410) 230-2901